Exhibit 99.136

NR: 21-18 | May 4, 2021

Skeena Intersects 4.94 g/t AuEq over 8.20 metres at Eskay Creek in

New Mineralized Corridor

Vancouver, BC (May 4, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to report diamond drill core results from the 2021 campaign of near mine exploration drilling at the Eskay Creek Project (“Eskay Creek” or the “Project”) located in the Golden Triangle of British Columbia. The exploratory program was focused on testing both in-pit and near mine targets and totaled 4,375 m across twenty surface-based drill holes. Reference images are presented at the end of this release as well as on the Company’s website.

Eskay Creek 2021 Drilling Highlights:

•	1.01 g/t Au, 6 g/t Ag (1.09 g/t AuEq) over 9.46 m (SK-21-703)

•	1.92 g/t Au, 25 g/t Ag (2.25 g/t AuEq) over 7.50 m (SK-21-810)

•	1.54 g/t Au, 27 g/t Ag (1.90 g/t AuEq) over 13.70 m (SK-21-821)

•	1.54 g/t Au, 10 g/t Ag (1.68 g/t AuEq) over 15.68 m (SK-21-824)

•	2.22 g/t Au, 9 g/t Ag (2.33 g/t AuEq) over 15.20 m (SK-21-824)

•	1.17 g/t Au, 6 g/t Ag (1.25 g/t AuEq) over 19.70 m (SK-21-824)

•	1.31 g/t Au, 14 g/t Ag (1.50 g/t AuEq) over 33.00 m (SK-21-824)

•	1.08 g/t Au, 10 g/t Ag (1.22 g/t AuEq) over 16.56 m (SK-21-829)

•	3.99 g/t Au, 71 g/t Ag (4.94 g/t AuEq) over 8.20 m (SK-21-838)

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths. Length weighted AuEq composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

Mineralization Discovered in “The Gap Zone”

Situated in an essentially undrilled corridor measuring 300 m by 75 m between the 21A and 21B Zones, 2021 drill holes SK-21-821 and SK-21-838 have established the existence of additional Contact Mudstone hosted mineralization having intersected 1.54 g/t Au, 27 g/t Ag (1.90 g/t AuEq) over 13.70 m and 3.99 g/t Au, 71 g/t Ag (4.94 g/t AuEq) over 8.20 m, respectively. Although the Contact Mudstones demonstrate very predictable geological continuity from the historically mined 21B Zone south towards the 21A Zone across this largely undrilled “gap”, the lack of sufficient drill density precluded the incorporation of mineralization in this area into the Company’s 2021 Mineral Resource Estimate (MRE).

21C HW Zone Expands Along Strike

Discovered in 2020 during the Phase II infill drill program, the 21C-HW Zone is a subvertical, reactivated synvolcanic structural corridor of discordant, replacement-style mineralization which occurs uncharacteristically in the hanging-wall andesites and interflow sediments above the historically mined Contact Mudstones. The 21C-HW Zone mineralization that was originally outlined over a strike length of 160 m has now been expanded 50 m along strike to the north by 2021 drill holes SK-21-828 and SK-21-829 which predictably intersected 1.15 g/t Au, 13 g/t Ag (1.33 g/t AuEq) over 11.69 m and 1.08 g/t Au, 10 g/t Ag (1.22 g/t AuEq) over 16.56 m, respectively. This newly developing zone of mineralization remains open for expansion.

“Drill defining additional mineralization in these evolving portions of the 2019 PEA contemplated open- pit offers additional upside because up until now, these areas were considered unmineralized waste rock,” commented Paul Geddes, the Company’s Vice President of Exploration and Resource Development. “Although our 2021 exploration program will carefully factor far field regional targets, opportunities to add ounces within the confines of the open-pit will be prioritized accordingly as we endeavor to augment our already impressive resource base and enhance the existing project economics”.

About Skeena

Skeena Resources Limited is a Canadian mining exploration company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling to advance Eskay Creek to full Feasibility by Q1 2022. Additionally, Skeena continues exploration programs at the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Raegan Markel, P.Geo. and John Tyler. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 1: Eskay Creek Project 2021 Drilling Campaign; Length-Weighted Drill Hole Gold and Silver Composites:

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)
SK-21-703	31.00	34.00	3.00	0.04	88	1.21
SK-21-703	81.67	91.13	9.46	1.01	6	1.09
SK-21-703	138.04	139.09	1.05	0.90	5	0.97
SK-21-703	143.86	146.25	2.39	1.64	5	1.70
SK-21-703	152.50	155.50	3.00	3.11	5	3.17
Including	152.50	154.00	1.50	5.50	<5	5.50
SK-21-703	173.94	174.68	0.74	0.91	101	2.26
SK-21-703	178.54	180.79	2.25	0.83	7	0.91
SK-21-703	184.10	186.00	1.90	0.62	18	0.86
SK-21-703	208.35	208.85	0.50	0.97	17	1.20
SK-21-703	231.00	232.00	1.00	0.84	5	0.91
SK-21-810	32.34	34.63	2.29	0.90	5	0.97
SK-21-810	58.02	60.50	2.48	0.70	17	0.92

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)
SK-21-810	81.00	88.50	7.50	1.92	25	2.25
SK-21-812	33.50	40.80	7.30	0.72	21	1.00
SK-21-812	49.84	51.60	1.76	0.66	29	1.05
SK-21-812	65.00	68.00	3.00	0.56	26	0.90
SK-21-813	13.41	14.11	0.70	0.63	15	0.83
SK-21-818	55.00	56.50	1.50	0.01	92	1.24
SK-21-818	81.73	83.00	1.27	1.52	17	1.75
SK-21-818	104.25	105.25	1.00	0.52	18	0.76
SK-21-818	125.00	134.50	9.50	0.85	5	0.92
SK-21-818	155.00	156.50	1.50	1.10	5	1.17
SK-21-818	160.00	161.40	1.40	1.28	5	1.35
SK-21-818	180.26	183.09	2.83	0.59	52	1.28
SK-21-818	200.50	202.00	1.50	0.82	5	0.89
SK-21-818	214.76	215.76	1.00	0.48	145	2.41
SK-21-818	218.30	227.00	8.70	0.53	23	0.83
SK-21-820						ABANDONED
SK-21-821	114.00	127.70	13.70	1.54	27	1.90
SK-21-821	175.00	176.00	1.00	0.66	10	0.79
SK-21-821	188.50	189.58	1.08	0.78	5	0.85
SK-21-822	109.50	111.80	2.30	1.22	7	1.31
SK-21-822	128.00	131.00	3.00	0.90	5	0.97
SK-21-822	145.50	152.00	6.50	1.33	11	1.48
SK-21-822	221.00	222.32	1.32	0.66	7	0.75
SK-21-822	235.50	239.50	4.00	1.20	5	1.27
SK-21-822	348.82	349.50	0.68	0.66	5	0.73
SK-21-823	79.00	85.50	6.50	1.27	11	1.42
SK-21-823	116.00	117.50	1.50	0.71	5	0.78
SK-21-823	120.00	121.00	1.00	0.70	5	0.77
SK-21-823	124.00	125.00	1.00	0.63	5	0.70
SK-21-823	206.50	208.00	1.50	0.79	5	0.86
SK-21-824	36.00	37.95	1.95	1.96	5	2.03
SK-21-824	41.32	57.00	15.68	1.54	10	1.68
Including	45.09	46.00	0.91	5.10	10	5.23
SK-21-824	64.00	79.20	15.20	2.22	9	2.33
Including	68.50	69.09	0.59	5.73	25	6.06
and	71.20	72.20	1.00	9.68	26	10.03
SK-21-824	81.50	86.00	4.50	0.94	5	1.00
SK-21-824	97.00	103.00	6.00	1.25	5	1.31
SK-21-824	105.30	125.00	19.70	1.17	6	1.25
SK-21-824	128.00	135.50	7.50	1.33	7	1.42
SK-21-824	140.00	144.50	4.50	0.76	5	0.83
SK-21-824	147.50	151.55	4.05	1.95	8	2.06
SK-21-824	158.00	191.00	33.00	1.31	14	1.50
SK-21-824	193.65	209.00	15.35	1.29	6	1.37
SK-21-824	221.00	225.50	4.50	0.53	7	0.62
SK-21-824	236.00	238.00	2.00	0.91	7	1.00
SK-21-824	431.00	432.50	1.50	0.76	5	0.83
SK-21-824	582.30	593.65	11.35	1.10	6	1.19
SK-21-824	602.00	605.00	3.00	3.19	5	3.26
Including	603.50	605.00	1.50	5.34	<5	5.34
SK-21-824	607.50	608.14	0.64	1.59	5	1.66
SK-21-824	614.00	616.00	2.00	0.84	5	0.90
SK-21-824	622.20	625.45	3.25	1.03	6	1.10
SK-21-824	628.12	629.50	1.38	0.87	5	0.94
SK-21-825	120.17	122.00	1.83	0.62	16	0.83

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)
SK-21-828	81.00	92.69	11.69	1.15	13	1.33
SK-21-829	81.00	97.56	16.56	1.08	10	1.22
SK-21-833	108.50	123.00	14.50	0.73	16	0.95
SK-21-833	126.00	127.85	1.85	0.71	28	1.08
SK-21-834	142.50	143.15	0.65	0.71	12	0.87
SK-21-836	51.50	53.00	1.50	3.15	24	3.47
SK-21-836	155.00	156.50	1.50	0.86	6	0.94
SK-21-836	159.50	162.50	3.00	0.71	24	1.02
SK-21-836	173.00	174.50	1.50	0.70	8	0.81
SK-21-836	177.50	179.00	1.50	0.70	8	0.81
SK-21-837	47.00	48.50	1.50	3.87	6	3.95
SK-21-837	168.50	174.50	6.00	0.85	8	0.95
SK-21-837	188.00	191.00	3.00	1.13	7	1.22
SK-21-837	199.17	199.80	0.63	2.87	74	3.86
SK-21-837	204.50	206.00	1.50	1.01	5	1.08
SK-21-837	210.80	213.50	2.70	0.69	8	0.79
SK-21-838	119.80	128.00	8.20	3.99	71	4.94
Including	119.80	123.00	3.20	4.49	152	6.52
SK-21-838	182.00	187.36	5.36	1.31	9	1.44
SK-21-838	251.00	254.00	3.00	0.58	5	0.65
SK-21-839						NSA
SK-21-840						NSA

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths. Length weighted AuEq composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero. NSA – No Significant Assays.

Table 2: Mine Grid Drill Hole Locations and Orientations:

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-21-703	9884.5	9716.0	1031.0	278.0	75.1	-50.2
SK-21-810	10076.8	10580.2	931.1	110.0	350.0	-81.2
SK-21-812	10076.8	10580.2	931.1	68.0	204.9	-60.0
SK-21-813	10076.8	10580.2	931.1	77.0	170.2	-50.0
SK-21-818	9885.8	9714.7	1031.1	257.0	95.4	-50.3
SK-21-820	9888.1	10229.3	1035.2	20.0	120.0	-50.2
SK-21-821	9888.1	10229.3	1035.2	200.0	19.9	-80.1
SK-21-822	9888.1	10229.3	1035.2	366.0	70.0	-75.0
SK-21-823	9883.3	9714.9	1030.8	225.0	120.1	-50.6
SK-21-824	9932.6	10906.7	879.0	641.0	150.0	-84.1
SK-21-825	9674.8	10721.6	858.8	146.0	41.6	-49.9
SK-21-828	9676.0	10723.0	858.6	116.0	65.0	-45.0
SK-21-829	9676.0	10723.0	858.6	125.0	64.6	-52.5
SK-21-833	10339.4	10014.7	922.8	280.3	280.0	-54.9
SK-21-834	10339.4	10014.7	922.8	280.0	320.1	-54.9
SK-21-836	10358.9	10247.0	928.7	215.0	220.2	-60.0
SK-21-837	10358.9	10247.0	928.7	227.0	270.0	-65.2
SK-21-838	9888.1	10229.3	1035.2	260.0	20.1	-80.0
SK-21-839	10479.8	10199.6	904.1	194.0	220.4	-50.1
SK-21-840	10479.8	10199.6	904.1	290.0	130.2	-55.0

ESKAY CREEK PROJECT
NEW “GAP ZONE”
VERTICAL SECTION 10250N
15 METRE SECTION ENVELOPE
LOOKING GRID NORTH
SURFACE
950 mASL
NEW “GAP ZONE”
BASALTS
2.04 / 3.00
SK-21-821: 1.90 / 13.70
SK-21-838: 4.94 / 8.20
2019 PEA PIT LIMITS
1.34 / 17.00
2.51 / 8.00
21C ZONES
CONTACT MUDSTONES
2.79 / 4.00
RHYOLITES
3.53 / 4.50
1.91 / 5.30
1.66 / 2.00
2.54 / 10.23
6.63 / 9.58
2.20 / 12.70
2.71 / 13.90
3.90 / 10.61
850 mASL
1.21 / 2.52
1.72 / 9.90
1.06 / 3.00
2.45 / 7.92
3.51 / 4.00
3.31 / 8.70
2.02 / 9.50
1.22 / 21.72
/ 15.00
1.10 / 13.00
0.81 / 4.00
0.84 / 4.00
1.87 / 11.00
HISTORICAL MINE DEVELOPMENT
2021 AU-AG RESOURCES
SKEENA DRILL INTERCEPT (G/T AUEQ / METRES)
HISTORIC DRILL INTERCEPT (G/T AUEQ / METRES)
100 METRES
750 mE
850 mE
950 mE